SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     The Americas Growth Fund, Inc.
        -------------------------------------------------
                         (Name of Issuer)


                           Common Stock
              --------------------------------------
                  (Title of Class of Securities)

                            3060F107
                          ---------------
                          (CUSIP Number)

                     JW Charles Clearing Corp.
                     980 North Federal Highway, #310
                     Boca Raton, florida  33432
      -------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       February 28, 1997
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.      X
                                             ---

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with the
statement.   _____

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                           SCHEDULE 13D


CUSIP NO.     3060F107
              -----------

1    NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON

     370975072
     ------------------------------------

     ------------------------------------


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   ___
                                                            (b)   ___


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC
     -----------------------------


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              ______


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Iowa

NUMBER OF                     7.   SOLE VOTING POWER
SHARES                             262,000
BENEFICIALLY                       ---------------------------------
OWNED BY
EACH                          8.   SHARED VOTING POWER   0
REPORTING                                              -------------
PERSON WITH                   9.   SOLE DISPOSITIVE POWER
                                   262,000
                                   ---------------------------------

                             10.  SHARED DISPOSITIVE POWER     0
                                                           ---------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      262,000
     ----------------------------------------------------------------


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*      _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.7%
     ----------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (See Instructions)
     BD, CO
     -------------------------------------------
Item 1.   Security and Issuer.
          -------------------

          This statement (this "Statement") relates to Common Stock, par value $.01 per share, of The Americas Growth Fund, Inc.
          (the "Issuer"), whose principal executive offices are located at 701 Brickell Avenue, #2000, Miami, florida 33131

Item 2.   Identify and Background.
          -----------------------

          (a)(b)(c) This Statement is filed on behalf of JW Charles Clearing Corp., a wholly owned subsidiary of JW Charles Financial Services, Inc., 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432. JW Charles Clearing Corp. ("JWCC") is a broker dealer registered under Section 15 of the Act. JWCC is a self-clearing broker dealer whose principal business activity is to facilitate the clearing and processing of stock and bond trades for approximately 100 other brokerage firms, including for two firms with which JWCC is affiliated -- JW Charles Securities, Inc.
          ("JWC Securities") and Corporate Securities Group, Inc. ("CSG"). Both JWC Securities and CSG are wholly owned subsidiaries of JW Charles Financial Services, Inc., and each is engaged in the business of investment banking and general securities brokerage; each is headquartered at 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432.

          (d)    None.

          (e)    None.

          (f)   JWCC is an Iowa corporation.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As discussed in response to Item 4, JWCC has acquired its ownership of shares of the Issuer's common stock in the normal course of its activities as a market maker for trading in the Issuer's common stock on The Nasdaq Stock Market. As a result, JWCC has acquired shares of the Issuer's comon stock at varying prices over time since JWCC began acting as a market maker in August 1994. On a first-in first-out basis, JWCC has paid an aggregate of approximately $705,000 for the 262,000 shares it currently owns, using funds in the ordinary course out of JWCC's working capital accounts.

Item 4.   Purpose of the Transaction.
          --------------------------

          (a) - (j) The shares of common stock of the Issuer are traded on The Nasdaq Stock Market, and JWCC is a market maker for the trading of such shares, as it is for over 60 Nasdaq-traded securities. In the normal course of business as a market maker, JWCC both buys and sells securities of the subject companies in its capacity as principal in order to facilitate the maintenance of an orderly trading market for other sellers and purchasers of the securities. With respect to Nasdaq-traded securities for which there are a small number of active market makers, or a limited demand by purchasers, JWCC may be required to purchase and hold larger amounts of the securities for longer periods of time than it would otherwise choose. Market making and trading activity in the Issuer's common stock have fit that profile, and since December 1996 they have led to a steady increase in the amount of shares of common stock of the Issuer held by JWCC. Because JWCC and its affiliates JWC Securities and CSG served as underwriters for the Issuer's August 1994 initial public offering of common stock, JWCC has continued to function as a market maker for trading in the shares, notwithstanding the resulting increase in its ownership of the Issuer's shares above the level that is typical for JWCC's normal market making business.

          In the normal course of its business as a market maker, JWCC does not acquire securities of a subject company for the purpose of, or with any plan, proposal or intent of, affecting or participating in management of the company, or engaging in any of the other actions specified in this Item 4. JWCC has acquired its ownership of the Issuer's shares consistent with that normal business practice. The exceptional amount to which such ownership has grown, however, together with the apparent absence of factors indicating that the market making and trading activity profile of the Issuer's stock will change in the foreseeable future, is leading JWCC to evaluate its position with respect to the Issuer. In connection with that evaluation, JWCC is analyzing the possibility of a transaction that could alter
          JWCC's current ownership of shares and position with respect to the Issuer. Such evaluation and analysis are at a very preliminary stage, and the feasibility as well as desirability of any such transaction have not been determined. Unless and until it determines to pursue such a transaction, JWCC has no plan or proposal to affect or participate in the management or other affairs of the Issuer.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of February 28, 1997, JWCC held 262,000 shares, or 20.7%, of the Issuer's outstanding shares of common stock.

          (b) JWCC maintains sole voting and sole dispositive power with respect to the Issuer's shares of common stock it owns.

          (c) As a result of the factors discussed in response to Item 4, JWCC's ownership of the Issuer's shares of common stock increased to 171,525 shares as of December 31, 1996, as reported on Form 13-G, filed on January 10, 1997, and to 262,000 shares on February 28, 1997.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          None

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 11, 1997.



                                JW Charles Clearing Corp.



                                By:______________________________
                                   Name: Joel E. Marks
                                   Title: Vice President